Heroin Film LLC | OPERATING AGREEMENT

ARTICLE I: THE COMPANY

      1.1   Name. The name of this limited liability company is "Heroin Film LLC." ("Company") and this Operating Agreement is entered into between the Managers and the Members as further defined below.

      1.2   Articles of Organization. Articles of organization for the Company were filed with the Secretary of State for the State of Pennsylvania on June 9, 2018 and are attached hereto and made a part hereof as Exhibit" A".

      1.3   Duration. The "Term of Existence" of the Company shall commence on the effective date of filing of the Articles of Organization with the Pennsylvania Secretary of State, which was June 9, 2018 and shall continue until the last expiration of copyright on the Picture unless sooner terminated by the provisions of this Agreement, or as provided by law.

      1.4   Principal Office. The Company's principal office will initially be at Heroin Film LLC 264 Odyssey Lane Morrisdale PA 16858 , but the Managers may change the principal office at any time.

      1.5   Management. The Company shall be "Manager-managed" with certain Members designated as Managers as defined below.

      1.6   Registered Office and Agent for Service of Process. The Company's initial registered office for the receipt of service of process will be at ATTN: Heroin Film LLC William J Grigsby 619 High St Curwensville, PA 16833. The Company's designated office and its agent for service of process may only be changed by filing a notice of the change with the Secretary of State of the State of Pennsylvania.

      1.7   Purposes and Powers. The Company is formed for the purpose of engaging in any activity or business authorized under the laws of the State of Pennsylvania and elsewhere in the United States and internationally where permitted. The Members intend the Company to be a limited liability company under the Pennsylvania law. Neither the Managers nor any Member shall take any action inconsistent with the law and the express intent of the parties to this Agreement.

      1.8   Title to Assets. Title to all assets of the Company will be held in the name of the Company. No Member or Manager has any right to the assets of the Company or any ownership interest in those assets except indirectly as a result of the Member's ownership of an interest in the Company. No Member or Manager has any right to partition any assets of the Company or to receive any specific assets on liquidation of the Company except as the Company may specifically agree.

ARTICLE II: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or else- where in this Agreement; and, when not so defined, shall have the meanings set forth in the Act.

      2.1 "Act" means the Pennsylvania Limited Liability Company Act, as the same may be amended from time to time.

      2.2 "Agreement" means this Operating Agreement, as originally executed and as amended from time to time.

2.3 "Capital Contribution" means, with respect to any Member, the amount of money or the Fair Market Value of any property (other than money) contributed to the Company. A Capital Contribution shall not be deemed a loan.

2.4 "Equity Members" means all members of the Company making monetary Capital Contributions to the Company, aside from the Managers.

2.5 "Managers" mean SPENCER T. FOLMAR ("Director"), or the entity(ies) or person(s) who from time to time succeed said Manager and who, in either case, are serving at the relevant time as Manager. The Managers may be referred to herein as "Managers."

2.6 "Picture" means the feature length motion picture currently titled, "Shooting Heroin" produced by Heroin Film LLC and directed by Spencer T. Folmar, to which Company intends to produce and control all rights, including appurtenant and ancillary thereto.

2.7 "Revenue" means all monies actually received by the Company for the exploitation of the Picture.

ARTICLE III: CAPITAL AND CAPITAL CONTRIBUTIONS

3.1 Capital Contributions. Members shall contribute the funds, property and other such benefits as necessary to produce the Picture and cover other expenses as reasonably necessary.

3.2 The Company will comply with all applicable laws and regulations concerning securing financing hereunder.

3.3 The Managers shall contribute services as their Capital Contributions to the Company, including, but not limited to, producing and directing the Picture and other such services at reduced or fair market fees.

3.4 No Equity Member may voluntarily make any additional Capital Contribution, without the prior written consent of the Managers.

3.5 Except as set forth herein, no Member may sell, donate or pass over his, her or its Economic Interest in Company to any third party without the express written consent of the Managers.

3.6 Except as outlined herein, no Equity Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

3.7 No interest shall be paid on Capital Contributions.

3.8 The Company's total capitalization will not exceed 100% of the Capital Contributions of the members.

ARTICLE IV: ALLOCATIONS

4.1 The allocation of Revenue shall be as follows:

4.1.1 First, a reasonable amount of the Company's income shall be used for operating and production expenses, including salaries;

4.1.2 Then, the Company shall satisfy any outstanding obligations of the Company in connection with the Picture, including without limitation, P&A and marketing costs and loans, if any, the costs of production, distribution or marketing financing and any deferred payments incurred in connection with the Picture;

    4.1.3 Then, each Member shall recoup 110% of his/her Capital Contribution on a pro rata basis;

    4.2 Next:

        4.2.1 50% shall be paid out to Equity Members on a pro rata basis determined by the amount of each Equity Members' Capital Contribution;

        4.2.2 Simultaneously, 50% shall be paid out equally to the Managers' Company, Hard Faith, LLC (i.e, 50/50);

        4.2.3 Any losses of the Company shall be allocated 100% to all Members on a pro rata basis.

ARTICLE V: MANAGEMENT

    5.1 The Company shall be managed by the Managers.

    5.2 The name and address of the Managers are as follows:

        Spencer T. Folmar, 2034 Argyle Ave, APT 301, Los Angeles, CA 90068

    5.3 The Managers shall have the powers and duties set forth in this Agreement. Each Manager is an agent of the Company and shall have the power to bind the Company in the ordinary course of the Company's business.

    5.4 All decisions about, regarding or otherwise pertaining to the creative and business aspects of the Picture, including, but not limited to, the production, distribution and exploitation of the Picture shall be made mutually by the Managers. The Managers agree not to use this process to prevent the production or development of any project or to frustrate the purpose of the Company. However, after good faith discussions, if the Managers cannot agree with respect to an aspect of the Picture or the business of the Company, the Managers agree to present such disagreement to a mutually agreed individual who shall act as a neutral mediator.

    5.5 Equity Members shall not have say over any aspects regarding the Picture, including but not limited to all, artistic production elements in connection with the production of the Picture, and all commitments and contracts relative to any of the foregoing.

    5.6 All credits accorded the Company and Managers shall be in the sole discretion of the Managers and shall be mutually approved upon, except to the extent such credit is controlled by a third party (e.g., financier, studio, union or guild requirements). The Managers have agreed that Spencer T. Folmar shall receive a "Director & Producer" credit. All other aspects of the credits, including but not limited to size, prominence and placement shall be mutually determined by the Managers.

    5.7 The Managers may have other business interests to which they each devote a portion of their time. Managers shall devote such time to the conduct of the business of the Company as Managers, in their own good faith and discretion, deem necessary. Managers may engage in other activities reasonably related to or competitive with the Picture.

ARTICLE VI: RISK FACTORS

6.1 The Equity Members and the Managers recognize and agree that investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

6.2 The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in costs of producing and distributing motion pictures. In addition, the theatrical success of a motion picture remains a crucial factor in generating revenues in other media such as videocassettes and television. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

6.3 The Company itself is in its organizational stage and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. In order to prosper, the success of the Picture will depend partly upon the ability of the Manager to produce a film of exceptional quality at a lower cost, which can compete in appeal with higher-budgeted films of the same genre. In order to minimize this risk, the Manager plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contracts with satisfactory terms, and the continued participation of the current management.

ARTICLE VII: ACCOUNTS AND ACCOUNTING

7.1 Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the principal business office, or at such other locations as the Managers may determine from time to time, and shall be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours, but no more than once per calendar year. The costs of such inspection and copying shall be borne solely by the Member individually and in no way shall be considered to increase Members' Capital Contribution.

7.2 Financial books and records of the Company shall be kept on the cash or accrual method of accounting, which shall be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company shall be prepared in accordance with generally accepted accounting principles and shall be appropriate and adequate for the

Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 to December 31.

ARTICLE VIII: MEMBERSHIP MEETINGS, VOTING, INDEMNITY

8.1 There shall be two classes of membership, Equity Members and Managers. No Equity Member shall have any rights or preferences in addition to or different from those possessed by any other Equity Member.

8.2 The Managers shall maintain controlling interest in the Company and make all decisions regarding the Company and the Picture, except Equity Members shall have the right to vote on those minimum items as required by the Act.

8.3 The Company may, but shall not be required, to issue certificates evidencing membership interests to Members of the Company.

8.4 Members may participate in a meeting through use of conference telephone or similar communications equipment, provided that all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

8.5 No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and hold harmless each other Member and the Company from and against any and all loss, cost, expense, liability or damage arising from or out of any claim based up- on any action by such Member in contravention of the first sentence of this Section 8.5.

ARTICLE IX: INDEMNIFICATION

The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee or

other Agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

ARTICLE X: DISSOLUTION AND WINDING UP

      10.1 The Company shall be dissolved upon the first to occur of the following events:

            10.1.1 The expiration or termination of the Company's rights and interest to the Picture;

            10.1.2 The expiration of the Term of Existence of the Company as set forth in the Articles of Organization;

            10.1.3 The sale of all or substantially all of the assets of Company;

            10.1.4 Upon the vote of Members holding the majority of the interest in the Company;

            10.1.5 The happening of any event that makes it unlawful or impossible to carry on the business of the Company; or

            10.1.6 Entry of a decree of judicial dissolution.

      10.2 On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Managers shall wind up the affairs of the Company.

      10.3 Each Equity Member shall look solely to the assets of the Company for the return of the Equity Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Equity Member, such Equity Member shall have no re- course against any other Member for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

ARTICLE XI: GENERAL PROVISIONS

      11.1 PARTNERSHIP: NO THIRD PARTY BENEFICIARIES. No Member shall hold itself out to others contrary to the provisions hereof. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy contrary to the terms of this Agreement and neither party shall become liable or responsible for any representation, act or omission of such party whether referred to herein or not.

      11.2 WAIVER: No waiver by any party hereto of the breach of any term or condition of this Agreement shall be deemed or construed to be a waiver of the breach of such term or condition in the future, or of any preceding or subsequent breach of the same or any other term or condition of this or any other agreement.

      11.3 REMEDIES CUMULATIVE: All remedies, rights, undertakings, obligations and agreements contained in this Agreement shall be cumulative, and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either party.

      11.4 ASSIGNMENT: No Member may assign its rights or obligations hereunder without prior written consent of the Managers, which they may exercise at their sole discretion.

      11.5 ADDITIONAL DOCUMENTS: Each member shall execute, acknowledge and deliver to the managers, promptly upon the request of the managers, any other instruments or documents necessary or desirable to evidence, effectuate, or confirm this Agreement or any of the terms and conditions hereof.

11.6 MODIFICATIONS: This Agreement, together with its exhibits, cannot be amended, modified or changed in any way whatsoever except by written instrument duly executed by the party being charged.

11.7 SEVERABILITY: In the event that any term, condition, covenant, agreement, requirement or provision herein contained shall be held by any Court or arbitration tribunal having jurisdiction to be unenforceable, illegal, void or contrary to public policy, such term, condition, covenant agreement, requirement or provision shall be of no effect whatsoever upon the binding force or effectiveness of any of the others hereof, it being the intention and declaration of the parties hereto that had they or either of them, known of such un-enforceability, illegality, invalidity or contrariety to public policy, they would have entered in to a contract each with the other, containing all of the other terms, conditions, covenants, agreements, requirements, and provisions hereof.

11.8 NOTICES: All notices under this Agreement shall be in writing addressed to the addresses first set forth above, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served by facsimile and U.S. mail, electronic mail, recognized courier services such as Federal Express or DHL or personal delivery addressed as specified above. The date of receipt by facsimile, electronic mail or courier, as the case may be, shall be the date of service of notice.   11.9 ARBITRATION: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Alliance before a single arbitrator. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

11.10 CHOICE OF LAW/VENUE: This Agreement shall be governed by and construed in accordance with the laws of the State of Pennsylvania. Any dispute arising out of this Agreement shall be subject to the exclusive venue of the state or federal courts located in Pittsburgh, Pennsylvania.

11.11 EXECUTION IN COUNTERPARTS: This agreement may be signed in counterparts. Facsimile and scanned copies shall be deemed originals for all purposes.

11.12 ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the parties hereto with respect to all of the matters herein or incorporated by reference herein. Its execution has not been induced by, nor do any of the parties hereto rely upon or regard as material, any representations or writing whatsoever not incorporated herein and made a part hereof. No amendment or modification hereto shall be valid unless set forth in a writing signed by both parties.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

MANAGING MEMBER:

_____

SPENCER T FOLMAR

Manager, Heroin Film LLC